SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
_______________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

FLEX FUELS ENERGY, INC.
Full Name of Registrant

Suite 590 - 999 West Hastings Street
Vancouver, BC Canada
(Address of principal executive offices)

(604) 685-7552
Issuer's telephone number

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form 10-QSB, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

In light of the errors contained in the registrant’s financial statements as reported by the registrant in its Current Report on Form 8-K filed with the SEC on July 16, 2007, the registrant is currently completing the review of these matters with its current auditors, thereby delaying the filing of its quarterly report on form 10-QSB for the six months ended June 30, 2007, in order to incorporate any changes required to be made in light of this review. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Gothard, CFO (Name)	(604) 685-7552 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FLEX FUELS ENERGY, INC.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2007	By:	/s/ Paul Gothard
By: Paul Gothard Title: Chief Financial Officer